                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF         DECEMBER       , 20 06
                 -----------------------     --

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

         JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                                PERUSAHAAN PERSEROAN (PERSERO)
                                                PT TELEKOMUNIKASI INDONESIA

                                                ________________________________
                                                        (REGISTRANT)

          DECEMBER 8, 2006
DATE_____________________________               BY /s/ HARSYA DENNY SURYO
                                                   -----------------------------
                                                           (SIGNATURE)

                                                      HARSYA DENNY SURYO
                                                VICE PRESIDENT INVESTOR RELATION
                                                     & CORPORATE SECRETARY

                                  PRESS RELEASE
                         No.TEL. 760/PR000/COM-10/2006

                       INTERIM DIVIDEND FOR THE YEAR 2006


JAKARTA, DECEMBER 8 2004 - It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk. (hereinafter referred to as "the Company"), that the Board of Directors Meeting held on December 5th, 2006 in Jakarta, approved and decided to distribute an Interim Dividend for the financial year 2006 in the amount of Rp. 48.45 (forty eight point forty five Rupiah) per share with a nominal value of Rp. 250 (two-hundred fifty rupiah) to all of its registered shareholders.

The distribution of the Interim Dividend is based on the Company's Financial Statements for the period ended on September 30, 2006 (3Q-2006). In relation to that, the Company hereby announces the schedules and procedures of the distribution of the Interim Dividend for the financial year of 2006 as follows:

     A.   SCHEDULE

------------------------------------------------------------------------------------------------------
   NO.                                 ACTIVITY                                          DATE

------------------------------------------------------------------------------------------------------
    1      Dividend Schedule Announcement                                           08 December 2006
------------------------------------------------------------------------------------------------------
    2      Cum Dividend in Regular and Negotiation Market                           21 December 2006
------------------------------------------------------------------------------------------------------
    3      Ex Dividend in Regular and Negotiation Market                            22 December 2006
------------------------------------------------------------------------------------------------------
    4      Cum Dividend in Cash Market                                              27 December 2006
------------------------------------------------------------------------------------------------------
    5      Ex Dividend in Cash Market                                               28 December 2006
------------------------------------------------------------------------------------------------------
    6      Recording Date                                                           27 December 2006
------------------------------------------------------------------------------------------------------
    7      Payment Date                                                             29 December 2006
------------------------------------------------------------------------------------------------------


     B.   PROCEDURES FOR THE DISTRIBUTION OF DIVIDEND

     1. The eligible shareholders are shareholders registered in the Company's Shareholders Registry (Recording Date) on December 27, 2006 at 16.00hrs Western Indonesian Time (WIB), or at Kustodian Sentral Efek Indonesia (KSEI) securities account at the close of trading on December 27, 2006.

     2. For the American Depository Shareholders, the New York Stock Exchange regulations shall apply, and the Interim Dividend will be paid through the Custodian Bank appointed by the Bank of New York in accordance with the numbers registered at the record date at the Shares Administration Bureau (SAB) and Kustodian Sentral Efek Indonesia
          (KSEI) on December 27, 2006.

     3. For shareholders whose shares are registered with KSEI, the payment of the Interim Dividend will be conducted through KSEI and will be distributed to the respective securities account or custodian bank on December 29, 2006. The payment receipt will be provided by KSEI to the respective securities company or the bank of the securities company or Custodian Bank where the shareholders hold their accounts.

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     4.   For shareholders whose shares are not registered with KSEI, the
          Company will send a Notice of Dividend Payment (SPPD) to the shareholders' address.

          a. Interim Dividends can be withdrawn at the nearest PT Bank Negara Indonesia, Tbk (BNI) branches in Indonesia. The Shareholders should bring along valid original Identity Cards, or if a proxy represents a shareholder, the proxy should bring along a Power of Attorney ("POA") along with the valid original Identity Card of both the POA Grantor and the POA Grantee.

          b. For Interim Dividends in the amount of Rp.10,000 or more, if requested, the shareholders must inform their bank account numbers correctly and notify the account number to PT DATINDO ENTRYCOM, Wisma Diners Club Annex, Jl. Jend. Sudirman Kav.34-35, Jakarta 10220. The dividend can only be transferred to a bank account in the same name as the shareholder's name in the Shareholders Register.

     5. The Company will apply Income Tax Deduction in accordance with the applicable tax regulations for the payments of Interim Dividend.

     6. In accordance with Circular Letter of the Director General of Tax No. SE-03/PJ.101/1996 dated 29 March 1996, foreign Shareholders whose countries have signed Agreements to Avoid Double Taxation (AADT) with Indonesia must deliver the original letter of Domicile issued by their Governments or a copy of the letter of Domicile which has been legalized by the Tax Office, to PT Datindo Entrycom, Wisma Diners Club Annex, Jl. Jend. Sudirman Kav.34-35, Jakarta 10220, at the latest at 16.00hrs Western Indonesian Time (WIB) on December 27, 2006. Without that letter, the Interim Dividend will be subject to 20% income tax based on PPh Article 26.






HARSYA DENNY SURYO
VP Investor Relations & Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP : 62-21-5215109
FAX  : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM-INDONESIA.COM